EXHIBIT 99.1

FirstService Reports Third Quarter Results

Operating highlights:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Revenues (millions)	$ 585.4	$ 530.4	$ 1,629.3	$ 1,434.2
Adjusted EBITDA (millions) (note 1)	47.6	45.7	117.1	110.3
Adjusted EPS (note 2)	0.61	0.61	1.29	1.23

TORONTO, Oct. 26, 2011 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) preferred shares - (TSX:FSV.PR.U) today reported results for its third quarter ended September 30, 2011. All amounts are in US dollars.

Revenues for the third quarter were $585.4 million, a 10% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $47.6 million, up 4% from $45.7 million and Adjusted EPS (note 2) was $0.61, versus $0.61 reported in the prior year quarter. GAAP EPS was $0.17 per share in the quarter, versus $0.18 for the same quarter a year ago.

For the nine months ended September 30, 2011, revenues were $1.63 billion, a 14% increase relative to the comparable prior year period, Adjusted EBITDA was $117.1 million, up 6%, while Adjusted EPS was $1.29, up 5%. GAAP EPS for the nine month period was a loss of $0.05, compared to earnings of $0.24 in the prior year period.

"For the third quarter, FirstService generated solid year over year revenue gains in both commercial real estate and residential property management," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Revenues in property services were down slightly as the property preservation and distressed asset management operations were impacted by continued government regulation and other constraints preventing banks and other mortgage servicers from taking action on their properties in distress, slowing the flow of new properties coming under management," he added.

"Despite economic conditions that remain challenging, and which are impacting our businesses everywhere, FirstService is in a very enviable position. We benefit significantly from the stability and scale opportunities of being a world leader in residential and commercial property management with more than 60% of FirstService revenues coming from recurring property management contracts. We continue to see abundant growth opportunities in our Colliers International commercial real estate services operations, particularly as the market for commercial real estate strengthens. And in property services, not only are our property service franchise brands showing solid year over year gains, Field Asset Services operates in a market that contains properties in pre-foreclosure exceeding 6 million, which we expect will provide a constant flow of new properties under management in the years to come," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, including Field Asset Services, one of America's largest providers of property preservation and distressed asset management and FS Brands, one of North America's largest providers of property services through franchise networks.

FirstService generates over US$2.2 billion in annual revenues and has more than 20,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $252.9 million for the third quarter, up 14% relative to the prior year quarter. Revenue growth was comprised of 6% internal growth measured in local currencies, a 6% favourable impact from foreign currency translation and 2% growth from recent acquisitions. Internal growth was driven by year over year increases in brokerage, property and project management revenues in the Americas and Europe regions. Adjusted EBITDA was $9.0 million, relative to $8.8 million reported in the prior year quarter.

Residential Property Management revenues were $208.7 million for the third quarter, up 15% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth and 8% from recent acquisitions. Adjusted EBITDA for the quarter was $20.9 million compared to $19.4 million in the prior year period.

Property Services revenues totalled $123.8 million, down 2% from $126.1 million in the prior year period. Revenue increases generated by the Company's property services franchise brands were more than offset by a reduction in revenues at the property preservation and distressed asset management operations. Adjusted EBITDA for the third quarter was $19.6 million versus $22.2 million in the prior year quarter.

Corporate costs were $2.3 million in the third quarter, relative to $5.4 million in the prior year period primarily as a result of lower performance-based compensation accruals.

Issuer Bid Share Purchases

During the third quarter, the Company purchased, and subsequently cancelled, 136,000 Subordinate Voting Shares at an average price of $27.22 per share and 149,640 Preferred Shares at an average price of $25.00 per share on the open market under its Normal Course Issuer Bid.

Valuation Allowances Related to Tax Loss Carry-forwards

Over the past four years, the Company's Commercial Real Estate operation has incurred losses for tax purposes which are available to offset future income tax over the next 16 to 20 years. As required under GAAP, the Company has recognized valuation allowances which reduce the asset value of these tax loss carry-forwards on its balance sheet. During the third quarter, the Company recorded a valuation allowance which reduced the value of these tax assets by $4.4 million, increased income tax expense by $4.4 million and decreased GAAP earnings per share by $0.13. In the prior year quarter, the valuation allowance amounted to $6.8 million, or $0.21 per share. For the nine months ended September 30, 2011, the valuation allowance and reduction to GAAP earnings per share were $13.5 million and $0.41, respectively (2010 - $13.3 million and $0.41, respectively).

Conference Call

FirstService will be holding a conference call on Wednesday, October 26, 2011 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) reorganization charges. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

(in thousands of US$)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Net earnings	$ 13,774	$ 14,366	$ 23,416	$ 35,677
Income tax	13,026	12,491	29,522	23,452
Other expense (income)	1,600	836	3,539	3,748
Interest expense, net	4,066	4,541	12,752	13,196
Operating earnings	32,466	32,234	69,229	76,073
Depreciation and amortization	12,782	11,642	38,208	35,240
Acquisition-related items	1,574	1,131	2,948	(3,080)
Stock-based compensation expense	444	661	1,986	2,079
Reorganization charge	367	--	4,705	--
Adjusted EBITDA	$ 47,633	$ 45,668	$ 117,076	$ 110,312

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) reorganization charges and (vi) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

(in thousands of US$)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Net earnings (loss) attributable to common shareholders	$ 5,061	$ 5,370	$ (1,456)	$ 7,138
Non-controlling interest redemption increment	4,140	2,643	11,695	8,863
Acquisition-related items	1,574	1,131	2,948	(3,080)
Amortization of intangible assets	4,961	4,510	15,668	14,519
Stock-based compensation expense	444	661	1,986	2,079
Reorganization charge	367	--	4,705	--
Income tax on adjustments	(1,995)	(1,806)	(7,675)	(5,759)
Deferred income tax valuation allowance	4,443	6,792	13,448	13,262
Non-controlling interest on adjustments	(503)	(712)	(1,780)	411
Adjusted net earnings	$ 18,492	$ 18,589	$ 39,539	$ 37,433

(in US$)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Diluted net earnings (loss) per common share	$ 0.17	$ 0.18	$ (0.05)	$ 0.24
Non-controlling interest redemption increment	0.14	0.09	0.38	0.29
Acquisition-related items	0.05	0.03	0.10	(0.04)
Amortization of intangible assets, net of tax	0.10	0.09	0.31	0.29
Stock-based compensation expense, net of tax	0.01	0.01	0.04	0.04
Reorganization charge	0.01	--	0.10	--
Deferred income tax valuation allowance	0.13	0.21	0.41	0.41
Adjusted earnings per common share	$ 0.61	$ 0.61	$ 1.29	$ 1.23

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months ended September 30		Nine months ended September 30
(unaudited)	2011	2010	2011	2010

Revenues	$ 585,424	$ 530,418	$ 1,629,278	$ 1,434,181

Cost of revenues	381,215	332,008	1,037,648	890,130
Selling, general and administrative expenses	157,387	153,403	481,245	435,818
Depreciation	7,821	7,132	22,540	20,721
Amortization of intangible assets	4,961	4,510	15,668	14,519
Acquisition-related items (1)	1,574	1,131	2,948	(3,080)
Operating earnings	32,466	32,234	69,229	76,073
Interest expense, net	4,066	4,541	12,752	13,196
Other expense (income)	1,600	836	3,539	3,748
Earnings before income tax	26,800	26,857	52,938	59,129
Income tax (2)	13,026	12,491	29,522	23,452
Net earnings	13,774	14,366	23,416	35,677
Non-controlling interest share of earnings	2,113	3,828	5,666	12,100
Non-controlling interest redemption increment	4,140	2,643	11,695	8,863
Net earnings attributable to Company	7,521	7,895	6,055	14,714
Preferred share dividends	2,460	2,525	7,511	7,576
Net earnings (loss) attributable to common shareholders	$ 5,061	$ 5,370	$ (1,456)	$ 7,138

Net earnings (loss) per common share
Basic	$ 0.17	$ 0.18	$ (0.05)	$ 0.24

Diluted	$ 0.17	$ 0.18	$ (0.05)	$ 0.24

Adjusted earnings per common share (3)	$ 0.61	$ 0.61	$ 1.29	$ 1.23

Weighted average common shares (thousands)
Basic	30,069	30,245	30,145	30,018
Diluted	30,534	30,494	30,645	30,265

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.
(2) Income tax expense for the three months ended September 30, 2011 includes a $4,443 valuation allowance related to deferred income tax assets (2010 - $6,792); income tax expense for the nine months ended September 30, 2011 includes a $13,448 valuation allowance (2010 - $13,262).
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2011	December 31, 2010

Assets
Cash and cash equivalents	$ 77,684	$ 100,359
Restricted cash	4,488	4,337
Accounts receivable	279,390	262,654
Inventories	12,139	9,140
Prepaid expenses and other current assets	53,190	43,140
Current assets	426,891	419,630
Other non-current assets	52,341	50,726
Fixed assets	88,659	86,134
Goodwill and intangible assets	581,721	573,051
Total assets	$ 1,149,612	$ 1,129,541

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 321,847	$ 346,157
Other current liabilities	37,122	26,498
Long-term debt - current	211,134	39,249
Current liabilities	570,103	411,904
Long-term debt - non-current	100,043	201,491
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	33,782	32,365
Deferred income tax	38,252	33,175
Non-controlling interests	153,637	174,358
Shareholders' equity	176,795	199,248
Total liabilities and equity	$ 1,149,612	$ 1,129,541

Supplemental balance sheet information
Total debt	$ 388,177	$ 317,740
Total debt excluding convertible debentures	311,177	240,740
Total debt, net of cash	310,493	217,381
Total debt excluding convertible debentures, net of cash	233,493	140,381

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended September 30		Nine months ended September 30
(unaudited)	2011	2010	2011	2010

Cash provided by (used in)

Operating activities
Net earnings	$ 13,774	$ 14,366	$ 23,416	$ 35,677
Items not affecting cash:
Depreciation and amortization	12,782	11,642	38,208	35,240
Deferred income tax	1,163	(3,776)	(158)	(7,002)
Other	3,277	3,195	8,097	(1,298)

Changes in operating assets and liabilities	16,683	18,884	(46,911)	(2,190)
Net cash provided by operating activities	47,679	44,311	22,652	60,427

Investing activities
Acquisition of businesses, net of cash acquired	(12,191)	(9,132)	(22,064)	(13,595)
Purchases of fixed assets	(10,868)	(8,037)	(24,040)	(23,157)
Other investing activities	(319)	(771)	(793)	3,505
Net cash used in investing activities	(23,378)	(17,940)	(46,897)	(33,247)

Financing activities
Increase in long-term debt, net	19,494	(16,982)	70,437	(6,577)
Purchases of non-controlling interests	(33,949)	(2,405)	(35,446)	(19,593)
Dividends paid to preferred shareholders	(2,460)	(2,525)	(7,511)	(7,576)
Other financing activities	(9,248)	(1,532)	(25,760)	(2,540)
Net cash (used in) provided by financing activities	(26,163)	(23,444)	1,720	(36,286)

Effect of exchange rate changes on cash	(2,058)	1,737	(150)	4,221

(Decrease) increase in cash and cash equivalents	(3,920)	4,664	(22,675)	(4,885)

Cash and cash equivalents, beginning of period	81,604	90,229	100,359	99,778

Cash and cash equivalents, end of period	$ 77,684	$ 94,893	$ 77,684	$ 94,893

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

(unaudited)	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Three months ended September 30

2011
Revenues	$ 252,882	$ 208,727	$ 123,775	$ 40	$ 585,424
Adjusted EBITDA	8,998	20,887	19,602	(2,298)	47,189
Stock-based compensation					444
					47,633
Operating earnings	1,294	16,988	16,590	(2,406)	32,466

2010
Revenues	$ 222,675	$ 181,579	$ 126,138	$ 26	$ 530,418
Adjusted EBITDA	8,817	19,448	22,177	(5,435)	45,007
Stock-based compensation					661
					45,668

Operating earnings	943	16,984	19,715	(5,408)	32,234

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Nine months ended September 30

2011
Revenues	$ 694,212	$ 572,618	$ 362,326	$ 122	$ 1,629,278
Adjusted EBITDA	22,657	50,270	51,999	(9,836)	115,090
Stock-based compensation					1,986
					117,076
Operating earnings	1,979	38,259	39,062	(10,071)	69,229

2010
Revenues	$ 593,903	$ 497,602	$ 342,569	$ 107	$ 1,434,181
Adjusted EBITDA	22,726	47,574	52,332	(14,399)	108,233
Stock-based compensation					2,079
					110,312

Operating earnings	6,806	38,481	45,254	(14,468)	76,073
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500